EXHIBIT 10.2

EXECUTION VERSION

KING&WOOD MALLESONS

Combined Security Agreement

Dated   22 March 2019

GFN Asia Pacific Holdings Pty Ltd (ACN 620 127 791) ("**Grantor**")
P.T. Limited (ABN 67 004 454 666) ("**Security Trustee**")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com
ANM: 602-0033593

Combined Security Agreement
Contents

Combined Security Agreement

Details

Parties	**Grantor** and **Security Trustee**	
Grantor	Name	**GFN Asia Pacific Holdings Pty Ltd**
	ABN	28 620 127 791
	Address	Level 3, 1-3 Merriwa Street Gordon NSW 2072
	Email	gbaker@royalwolf.com.au
	Attention	Chief Financial Officer
Security Trustee	Name	**P.T. Limited**
	ABN	67 004 454 666
	Address	Level 18 123 Pitt Street Sydney NSW 2000
	Email	csf.team@perpetual.com.au
	Attention	Manager, Corporate Services
Date of document	**See signing page**	

Combined Security Agreement

General terms

1 Definitions and interpretation

1.1 Terms defined in the Security Trust Deed

A term which has a defined meaning in the Security Trust Deed has the same meaning when used in this document unless it is expressly defined in this document, in which case the meaning in this document applies.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Account Bank has the meaning given to that term in the Syndicated Facility Agreement.

Account Bank Deed has the meaning given to that term in the Syndicated Facility Agreement.

Attorney means each attorney appointed by the Grantor under clause 19 ("Power of attorney").

Collateral means all the Grantor's rights, property and undertaking:

(a)   of whatever kind and wherever situated; and

(b)   whether present or after-acquired.

It includes:

(i)   anything in respect of which the Grantor as at any time a sufficient right, interest or power to grant a security interest;

(ii)   the Interest Prepayment Account; and

(iii)   the Securities.

Collection Account means any account opened:

(a)   with the Security Trustee in the name of the Grantor; or

(b)   with an authorised deposit-taking institution, in the name of the Grantor,

designated by the Security Trustee as the collection account for the purposes of this document. If there is a change of authorised deposit-taking institution at which the relevant account is held, it includes any account into which money credited to the Collection Account is transferred.

Control Event means:

(a)   in respect of any item of Collateral that is, or would have been, a Revolving Asset:

(i) the Grantor breaches, or attempts to breach clause 4.1 ("Restricted dealings") in respect of that item of Collateral or takes any step which would result in it doing so;

(ii) a person takes a step (including signing a notice or direction) which may result in Taxes, or an amount owing to an authority, ranking ahead of this security in respect of that item of Collateral;

(iii) distress is levied or a judgment, order or Encumbrance is enforced or a creditor takes any step to levy distress or enforce a judgment, order or Encumbrance, over that item of Collateral; or

(iv) the Security Trustee gives a notice to the Grantor that the item of Collateral is not a Revolving Asset. (However, the Security Trustee may only give a notice if an Event of Default is continuing); or

(b) in respect of all Collateral that is or would have been a Revolving Asset:

(i) a voluntary administrator, liquidator or provisional liquidator is appointed in respect of the Grantor or the winding up of the Grantor begins;

(ii) a Controller is appointed to any of the Grantor's property; or

(iii) something having a substantially similar effect to paragraph (i) or (ii) happens under any law.

Convertible Securities has the meaning it has in the Corporations Act.

Depositee means the financial institution (other than the Security Trustee) at which a Collection Account is held.

Details means the section of this document headed "Details".

Disposal has the meaning given to that term in the Syndicated Facility Agreement.

Event of Default means an event so described in clause 15.1 ("Events of Default").

Future Securities means the Grantor's right, title and interest in any Marketable Securities, Units, Convertible Securities or other securities issued by an Issuer which, after the date of this document, become owned beneficially by the Grantor or by anyone (including a trustee, nominee, broker or agent) for the Grantor.

Grantor means the person so described in the Details.

Group Member has the meaning given to that term in the Syndicated Facility Agreement.

GST Act means A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Interest Period has the meaning given to that term in the Syndicated Facility Agreement.

Interest Prepayment Account means, at any time, the Grantor's right, title and interest in connection with the "Interest Prepayment Account" (as defined in the Syndicated Facility Agreement, and any replacement of it) including its right, title and interest to:

(a)   repayment of any money credited to the account after the date of this document; and

(b)   interest payable on or after the date of this document on money credited to the account (whether or not the interest is credited to the account).

If there is a change in the account (including as consequence of a change in the authorised deposit-taking institution at which the account is held), it includes any account into which money credited to the Interest Prepayment Account is transferred.

Issuer means any Group Member and, in relation to the Shares and Units, the issuing company or trust referred to in Schedule 1 in respect of those Shares and Units.

Issuer Loans means the Grantor's right, title and interest in:

(a)   all amounts which an Issuer is or at any time may become actually or contingently liable to pay to, or for the account of the Grantor in connection with any financial accommodation provide by the Grantor to the Issuer; and

(b)   all rights, claims, proceedings and remedies which the Grantor may have against any person in respect of those amounts, whether present or future.

Marketable Securities has the meaning it has in the Corporations Act.

Material Adverse Effect has the meaning given to that term in the Syndicated Facility Agreement.

New Rights means, at any time:

(a)   the Grantor's right, title and interest in all money, dividends, interest, allotments, offers, benefits, privileges, rights, bonuses, Marketable Securities, Units, Convertible Securities or other securities, distributions or rights to take up Marketable Securities, Units or Convertible Securities;

(b)   rights of the Grantor as a result of any conversion, redemption, cancellation, reclassification, forfeiture, consolidation or subdivision; or

(c)   rights of the Grantor as a result of a reduction of capital, liquidation or scheme of arrangement,

in connection with the Securities and includes, for the avoidance of doubt, any right, title and interest in any rights issue in respect of any Marketable Securities and Convertible Securities.

Permitted Acquisition has the meaning given to that term in the Syndicated Facility Agreement.

Permitted Disposal has the meaning given to that term in the Syndicated Facility Agreement.

Permitted Security Interest has the meaning given to that term in the Syndicated Facility Agreement.

PPSA means the Personal Property Securities Act 2009 (Cth).

Receiver includes a receiver or receiver and manager.

Related Entity has the meaning it has in the Corporations Act.

Revolving Asset means any Collateral:

(a)   which is:

      (i)   inventory;

      (ii)   a negotiable instrument;

      (iii)   machinery, plant, or equipment which is not inventory and has a value of less than $1,000 or its equivalent;

      (iv)   book debts;

      (v)   money (including money withdrawn or transferred to a third party from an account of the Grantor with a bank or other financial institution); and

(b)   in relation to which no Control Event has occurred, subject to clause 4.4 ("Conversion to Revolving Assets").

For the avoidance of doubt, the Securities and the Interest Prepayment Account are not Revolving Assets.

Shares and Units means the Grantor's right, title and interest in the Marketable Securities, Units, Convertible Securities or other securities issued by an Issuer as set out in Schedule 1 (if any).

Secured Money means all money which at any time and for any reason or circumstance in connection with the Finance Documents (including transactions in connection with them and whether arising under law or otherwise (including liquidated or unliquidated damages for default or breach of any obligation), and whether or not of a type within the contemplation of the parties at the date of this document):

(a)   any Obligor is or may become actually or contingently liable to pay to any Beneficiary (including any Hedge Exposure);

(b)   any Beneficiary has advanced or paid on any Obligor's behalf or at any Obligor's express or implied request;

(c)   any Beneficiary is liable to pay by reason of any act or omission on any Obligor's part, or that any Beneficiary has paid or advanced in protecting or maintaining the Secured Property or any security interest under the Finance Documents following an act or omission on any Obligor's part; or

(d)   any Obligor would have been liable to pay any Beneficiary but the amount remains unpaid by reason of the Obligor's Insolvency.

This definition applies:

      (i)   irrespective of the capacity in which the Obligor or the Beneficiary became entitled to, or liable in respect of, the amount concerned;

      (ii)   whether the Obligor or the Beneficiary is liable as principal debtor, as surety, or otherwise;

      (iii)   whether the Obligor is liable alone, or together with another person;

(iv) even if the Obligor owes an amount or obligation to the Beneficiary because it was assigned to the Beneficiary, whether or not:

(A) the assignment was before, at the same time as, or after the date of this document;

(B) the Obligor consented to or was aware of the assignment; or

(C) the assigned obligation was secured before the assignment;

(v) even if this document was assigned to the Beneficiary, whether or not:

(A) the Obligor consented to or was aware of the assignment; or

(B) any of the Secured Moneys was previously unsecured; or

(vi) if the Obligor is a trustee, whether or not it has a right of indemnity from the trust fund.

Securities means the Shares and Units, the Issuer Loans, the Future Securities and the New Rights.

Security Trust Deed means the document so entitled dated 26 October 2017 between certain Group Members, the Security Trustee and others.

Security Trustee means the person so described in the Details.

Security Trustee Signatory means a person nominated by the Security Trustee as a signatory to the Collection Account or the Interest Prepayment Account.

Units has the meaning it has in the Corporations Act and includes a unit or other interest in a trust, partnership, joint venture, fund or managed investment scheme.

Utilisation Request has the meaning given to that term in the Syndicated Facility Agreement.

1.3 General interpretation

Headings are for convenience only and do not affect interpretation. Unless the contrary intention appears in this document, the following applies:

(a) the singular includes the plural and vice versa;

(b) a reference to a document or an agreement (including this document) includes the document or agreement as varied, novated, supplemented, extended, replaced or restated;

(c) the meaning of general words is not limited by specific examples introduced by “including”, “for example” or “such as” or similar expressions;

(d) a reference to a particular person includes the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(e)   the word "person" includes an individual, a body corporate, a partnership, a joint venture, an unincorporated association and an authority or any other entity or organisation;

(f)   a reference to a time of day is a reference to Sydney time;

(g)   a reference to, dollars, $ or A$ is a reference to the currency of Australia;

(h)   a reference to the word "law" includes common law, principles of equity and legislation (including regulations);

(i)   a reference to any legislation includes regulations under it and any consolidations, amendments, re-enactments or replacements of any of them;

(j)   a reference to the word "regulations" includes instruments of a legislative character under legislation (such as regulations, rules, by-laws, ordinances and proclamations);

(k)   an agreement, representation or warranty in favour of 2 or more persons is for the benefit of them jointly and each of them individually;

(l)   a reference to a group of persons is a reference to any 2 or more of them jointly and to each of them individually;

(m)   a reference to any thing (including an amount) is a reference to the whole and each part of it;

(n)   a reference to accounting standards is a reference to accounting standards, principles and practices generally accepted in the relevant place, consistently applied;

(o)   a reference to an accounting term in an accounting context is a reference to that term as it is used in relevant accounting standards;

(p)   a reference to "property" or "asset" includes any present or future, real or personal, tangible or intangible property, asset or undertaking and any right, interest or benefit under or arising from it;

(q)   an Event of Default or Potential Event of Default is "continuing" if it has not been waived in writing by, or remedied to the satisfaction of, the Security Trustee;

(r)   a reference to "control" includes control as defined in the PPSA;

(s)   a reference to "possession" includes possession as defined in the PPSA; and

(t)   a reference to "this security interest" means the charge created by this document.

1.4   Security Trustee Limitation of Liability

Clause 6 ("Liability of Security Trustee") of the Security Trust Deed applies to this document as if set out in full (but as if all references in that clause to "this deed" were references to "this document").

2 Grantor must pay the Secured Money

The Grantor agrees to pay the Secured Money in accordance with the terms of any agreement in writing to do so. However, if either:

(a)   there is no such agreement; or

(b)   an Event of Default is continuing,

the Security Trustee may declare at any time by notice to the Grantor that the Secured Money is either payable on demand or immediately due for payment.

3 Security

3.1 Security interest

(a)   The Grantor grants a security interest in the Collateral to the Security Trustee for the purpose of securing payment of the Secured Money.

(b)   This security interest is a transfer by way of security of Collateral consisting of accounts and chattel paper (each as defined in the PPSA) which are not, or cease to be, Revolving Assets.

(c)   To the extent any Collateral is not transferred, this security interest is a charge. If for any reason it is necessary to determine the nature of this charge, it is a floating charge over Revolving Assets and a fixed charge over all other Collateral.

(d)   The Grantor does this as absolute or beneficial owner.

3.2 Mandatory action

To the extent that any legislation requires that something must be done (such as obtaining consent) before the Grantor may validly grant a security interest in any of the Collateral, the security interest under clause 3.1 ("Security interest") only takes effect in relation to that Collateral when the thing required is done. The Grantor agrees to do everything necessary to ensure that it is done.

3.3 Consideration

The Grantor acknowledges granting this security interest and incurring obligations and giving rights under this document for valuable consideration.

3.4 Variations and replacements

The Grantor acknowledges that the Finance Documents may be varied or replaced from time to time.

The Grantor confirms that the Secured Money includes any amount payable under any Finance Document as varied or replaced. The Grantor confirms that this applies regardless of:

(a)   how the Finance Document is varied or replaced;

(b)   the reasons for the variation or replacement; and

(c)   whether the Secured Money decreases or increases or the Finance Document is otherwise more onerous as a result of the variation or replacement.

4 Dealings with Collateral

4.1 Restricted dealings

The Grantor must not do, or agree to do, any of the following unless it is permitted to do so by clause 4.2 ("Permitted dealings") or another provision in a Finance Document:

(a) create or allow another interest in any Collateral; or

(b) Dispose of any Collateral,

other than by way of a Permitted Disposal or Permitted Security Interest.

4.2 Permitted dealings

The Grantor may do any of the following in the ordinary course of the Grantor's ordinary business unless it is prohibited from doing so by another provision in a Finance Document:

(a) create or allow another interest in, or Dispose of, any Collateral which is a Revolving Asset; or

(b) withdraw or transfer money from an account with a bank or other financial institution.

4.3 Revolving Assets

If a Control Event occurs in respect of any item of Collateral then automatically:

(a) that item of Collateral is not (and immediately ceases to be) a Revolving Asset;

(b) any floating charge over that item of Collateral immediately operates as a fixed charge; and

(c) the Grantor may no longer deal with that item of Collateral under clause 4.2 ("Permitted dealings").

4.4 Conversion to Revolving Assets

If any item of Collateral is not, or ceases to be, a Revolving Asset, and becomes subject to a fixed charge or transfer under this clause, the Security Trustee may give the Grantor a notice stating that, from a date specified in the notice, the item of Collateral specified in the notice is a Revolving Asset, or becomes subject to a floating charge or is transferred back to the Grantor. This may occur any number of times.

4.5 Inventory

Any inventory which is not, or ceases to be, a Revolving Asset is specifically appropriated to this security. The Grantor may not remove it without obtaining the specific and express authority of the Security Trustee to do so.

4.6 Where the law allows for creation of Encumbrance without consent

If a law requires the Grantor to create another Encumbrance over the Collateral without the consent of the Security Trustee, this clause 4 does not operate to require the Grantor to obtain the Security Trustee's consent before creating that other Encumbrance. However:

(a)   if the Grantor intends to create another Encumbrance, it agrees to notify the Security Trustee at least seven days before it proposes to do so; and

(b)   if the Security Trustee requests an agreement under clause 5.1 ("Priority agreement") and the Grantor has not complied with that request by the time the Encumbrance is created, financial accommodation need not be made available under any Finance Document.

5   Other Encumbrances

5.1   Priority

The parties intend that the security interest granted under this document takes priority over all other Encumbrances and other interests in the Collateral, except for any Permitted Security Interest. Nothing in this document will be construed as an agreement by the Security Trustee to subordinate this Security to any other Encumbrance or interest affecting the Collateral at any time.

5.2   Priority agreement

If the Security Trustee asks, the Grantor agrees to obtain an agreement acceptable to the Security Trustee regulating priority between this security interest and any other Encumbrance over the Collateral, except for any Permitted Security Interest.

5.3   Amount secured by other Encumbrance

Subject to the terms of any priority agreement entered into under clause 5.2 ("Priority agreement"), the Grantor agrees to ensure that the amount secured under any other Encumbrance (other than a Permitted Security Interest) over the Collateral is not increased without the Security Trustee's consent.

5.4   Security Trustee may rely on third party certificates

The Security Trustee may rely on a certificate from any other person with an Encumbrance over the Collateral as to the amount that is owed to that other person.

6   Representations and warranties

6.1   Representations and warranties

The Grantor represents and warrants (except in relation to matters disclosed to the Security Trustee and accepted by the Security Trustee in writing) that:

(a)   (**owner of the Collateral**) it is the beneficial owner of, and has good title to, the Collateral free from any Encumbrance, other than any Permitted Security Interest;

(b)   (**interests in property**) it has disclosed in writing to the Security Trustee any interest it has in:

(i)   any aircraft, aircraft engine, airframe or helicopter;

(ii)   any motor vehicle, watercraft or intellectual property that has a value of more than $500,000;

(iii)   any deposit account with a financial institution other than the Security Trustee, any other Beneficiary or the Account Bank where the total credit balance of the deposit account, when aggregated with all other deposit accounts held with a financial institution other than the Security Trustee, any other Beneficiary or the Account Bank is or may become more than $100,000; and

(iv)   any shares, stock, stock units, interests in a managed investment scheme or other securities; and

(c)   (**control**) no person other than the Security Trustee has an Encumbrance over the Collateral (other than a Permitted Security Interest) which is perfected by control.

6.2   Repetition of representations and warranties

The representations and warranties in this clause 6 are taken to be made (by reference to the then current circumstances):

(a)   on each date on which the Grantor acquires Collateral;

(b)   on each date of each Utilisation Request; and

(c)   on the first day of each Interest Period.

Any disclosure against a representation and warranty does not limit the Security Trustee's rights under this document (including under clause 15 ("Default") unless the Security Trustee otherwise agrees in writing.

6.3   Reliance

The Grantor acknowledges that the Security Trustee and each Beneficiary has entered into the Finance Documents to which it is a party in reliance on the representations and warranties in this clause 6.

7   Undertakings

7.1   General undertakings

The Grantor agrees:

(a)   (**notify interests in other property**) to notify the Security Trustee at least 14 days before the Grantor:

(i)   acquires any aircraft, aircraft engine, airframe or helicopter;

(ii)   acquires any motor vehicle, watercraft or intellectual property that has (individually or collectively) a value of more than $100,000;

(iii)   opens any deposit account with a financial institution where the total credit balance of the deposit account is or may become more than $100,000 (and, if there is more than one, the total credit balance of all those deposit accounts is or may become more than $100,000); and

(iv)   acquires any interest in any shares, stock, stock units, interests in a managed investment scheme or other securities, or negotiable instruments (other than a Permitted Acquisition) where the total value of all of them is more than $100,000;

(b) (**change of Grantor details**) notify the Security Trustee at least 14 days before:

(i)   the Grantor changes its name as recorded in a public register in its jurisdiction of incorporation or in its constituent documents;

(ii) any ACN or ARBN allocated to the Grantor changes, is cancelled or otherwise ceases to apply to it (or if it does not have any such applicable number, one is allocated, or otherwise starts to apply, to it); and

(iii) the Grantor becomes trustee of a trust, or a partner in a partnership, not stated in the Details; and

(a) (**conversion of certificated to uncertificated**) not to take any action that will operate to convert a certificated Security into an uncertificated Security.

8   Interest Prepayment Account

The Grantor agrees:

(a) (**opening of account**) promptly after execution of this document, to open the Interest Prepayment Account, if it has not already been opened;

(b) (**signatories to account**) that the signatories to the Interest Prepayment Account are to comprise the Security Trustee Signatories;

(d) (**notice of security over Deposit Account**) to ensure that the Account Bank Deed is in full force and effect in respect of the Interest Prepayment Account at all times; and

(e) (**operating procedures**) not to cause or permit the operating procedures of the Interest Prepayment Account to be varied, repudiated, rescinded, terminated or rendered void, voidable or unenforceable.

9   Collection Account

9.1   Opening of Collection Account

The Grantor agrees:

(a) if a Control Event subsists in relation to the book and other debts of the Grantor and the Security Trustee requests the Grantor to open the Collection Account, the Grantor will do so as soon as possible; and

(b) following an Event of Default, the signatories to the Collection Account are only the Security Trustee Signatories. The Security Trustee agrees that each Security Trustee Signatory will be removed when there is no longer any Secured Money.

9.2   Operation of Collection Account

The Grantor agrees that:

(a)   unless the Security Trustee otherwise agrees, the Collection Account may only be operated with the consent of the Security Trustee and by two signatories at all times, being:

(i)   if no Event of Default has occurred, two signatories nominated by the Grantor; and

(ii)   if an Event of Default has occurred (whether or not it is continuing), two Security Trustee Signatories only, without any requirement for signature by, or for, the Grantor;

(b)   at any time while an Event of Default subsists:

(i)   the Security Trustee may notify the Grantor that the Grantor is prohibited from making any withdrawals from a Collection Account; and

(ii)   if the Security Trustee asks, the Grantor must execute a notice in a form approved by the Security Trustee notifying the Depositee of this security interest and give it to the Depositee immediately after it executes this document or the opening of the Collection Account (whichever is the earlier) and ensure that the Depositee delivers the Security Trustee a copy of the notice acknowledged by the Depositee within 5 Business Days of the date of the notice; and

(c)   the Grantor must not to cause or permit the operating procedures of the Collection Account as set out in this clause 9 to be varied, repudiated, rescinded, terminated or rendered void, voidable or unenforceable.

9.3   Notice to Depositee after an Event of Default

For the avoidance of doubt, if an Event of Default subsists, the Security Trustee may give notice to the Depositee that the Security Trustee may operate the Collection Account by the signature only of two Security Trustee Signatories without any requirement for a signature by, or for, the Grantor. The Grantor agrees that the Depositee:

(a)   need not enquire whether the Security Trustee is in fact entitled to give such a notice; and

(b)   is directed by the Grantor to act in accordance with the notice without reference to the Grantor.

The Grantor acknowledges that the direction in this clause 9.3 cannot be revoked or varied by the Grantor except with the consent of the Security Trustee.

9.4   Collection of book and other debts before an Event of Default

The Grantor must, unless the Security Trustee otherwise agrees:

(a)   take all action which would be expected of a prudent person carrying on its business to collect or procure the prompt collection of the Grantor's book and other debts; and

(b)   if the Security Trustee has required the Collection Account to be opened, deposit in it any amounts paid to the Grantor or to its order in connection with the Grantor's book and other debts.

9.5 Collection of book and other debts after an Event of Default

If an Event of Default subsists, the Security Trustee may notify the Grantor that the Grantor is prohibited from collecting the Grantor's book and other debts and the Security Trustee intends to collect the Grantor's book and other debts

If the Security Trustee gives notice under this clause, then the Grantor agrees to:

(a) the Security Trustee having the sole right to collect and enforce the book and other debts and notify debtors of the Security Trustee's interest in the book and other debts;

(b) the Security Trustee giving allowances, discounts, credits or rebates, extending the time for payment or releasing or compromising any book and other debts;

(c) the Security Trustee appointing any of its Related Entities or any other person as its collection agent; and

(d) use its best endeavours in assisting the Security Trustee to collect the book and other debts.

10 Payments

10.1 Manner of payment

The Grantor agrees to make payments (including by way of reimbursement) under this document in accordance with clause 10 ("Payments of Secured Money") of the Security Trust Deed.

10.2 Currency indemnity

The provisions of clause 10.8 ("Currency indemnity") of the Security Trust Deed apply to this document as if set out in full in this document, with any necessary changes.

10.3 Indirect Tax

The provisions of clause 15.5 ("Indirect Tax") of the Security Trust Deed apply to this document as if set out in full in this document, with any necessary changes.

11 Costs and indemnities

11.1 Costs

The provisions of clause 15.8 ("Costs and expenses") of the Security Trust Deed apply to this document as if set out in full in this document, as if "Obligor" was "Grantor" and with any other necessary changes.

11.2 Indemnity

The provisions of clause 15.9 ("Indemnity to Security Trustee") of the Security Trust Deed apply to this document as if set out in full in this document, with any necessary changes.

11.3 Payment for Grantor's obligations

The Grantor agrees to pay for anything that it agrees to do under this document.

12 Application of payments

12.1 Application of money

The Security Trustee must apply money it receives under this document in accordance with the Security Trust Deed.

12.2 Suspense account

The Security Trustee may place in a suspense account any payment it receives from the Grantor for as long as it considers prudent and need not apply it towards satisfying the Secured Money.

12.3 Remaining money

The Security Trustee agrees to pay any money remaining after the Secured Money is paid either to the Grantor (which the Security Trustee may do by paying it into an account in the Grantor's name) or to another person entitled to it (such as another person with an Encumbrance over the Collateral). In doing so, it does not incur any liability to the Grantor. The Security Trustee is not required to pay the Grantor interest on any money remaining after the Secured Money is paid.

12.4 Credit from date of receipt

The Grantor is only credited with money from the date the Security Trustee actually receives it (including, where the Security Trustee has appointed a Receiver, the date the Receiver pays money to the Security Trustee).

13 Administrative matters

13.1 Deposit of documents

The Grantor agrees to deposit with the Security Trustee all documents of title relating to the Collateral which is not a Revolving Asset. However, the Grantor need not deposit them if another person is holding them under a Permitted Security Interest which has priority over this security

13.2 Registration

The Security Trustee may, at the Grantor's expense, apply for any registration, or give any notification, in connection with this security interest. This includes registration under the PPSA for whatever collateral class the Security Trustee thinks fit. The Grantor consents to any such registration or notification and agrees not to make an amendment demand.

13.3 Further steps

The Grantor agrees to do anything (such as obtaining consents, signing and producing documents, producing receipts and getting documents completed and signed), which the Security Trustee asks and considers necessary for:

(a)   provide more effective security over the Collateral for payment of the Secured Money, in a manner not inconsistent with this document, including assigning or transferring by way of security to the Security Trustee any Collateral;

(b)   ensuring that this security interest is enforceable, perfected (including, where possible, by control in addition to registration) and otherwise effective;

(c) enabling the Security Trustee to apply for any registration, or give any notification, in connection with this security interest so that it has the priority required by the Security Trustee;

(d) enabling the Security Trustee to exercise the Security Trustee's rights in connection with the Collateral;

(e) binding the Grantor and any other person intended to be bound under this document;

(f) enabling the Security Trustee to obtain the consent to this document of any other person;

(g) enabling the Security Trustee to register the power of attorney in clause 19 ("Power of Attorney") or a similar power; or

(h) showing whether the Grantor is complying with the Finance Documents.

13.4 Authority to fill in blanks

The Grantor agrees that the Security Trustee may complete and fill in any blanks in this document or a document connected with it (such as financing statements, financing change statements or transfers for the Collateral).

13.5 Supply of information

If the Security Trustee asks, acting reasonably, the Grantor agrees to supply the Security Trustee with any information about or documents affecting the Collateral.

14 Rights the Security Trustee may exercise at any time

14.1 Authority to deal

The Security Trustee may assign or otherwise deal with its rights under this document in accordance with the Finance Documents and not in any other manner. If the Security Trustee does this, the Grantor may not claim against any assignee (or any other person who has an interest in this document) any right of set-off or other rights the Grantor has against the Security Trustee.

14.2 Security Trustee may enter

The Security Trustee may on reasonable notice and during normal business hours, enter land and buildings owned or occupied by the Grantor for the purposes of exercising its powers under clause 15.3 ("Investigation of default").

14.3 Reasonable notice of entry

Unless there is an emergency, the Security Trustee agrees to give the Grantor reasonable notice before entering under clause 14.2 ("Security Trustee may enter").

14.4 Right to rectify

The Security Trustee may do anything which the Grantor should have done under this document but which the Grantor either has not done, or in the Security Trustee's opinion, has not done properly. If the Security Trustee does so, the Grantor agrees to pay the Security Trustee's Costs within 10 Business Days of demand.

14.5 Payment of income to Security Trustee

If an Event of Default is continuing and the Security Trustee asks, the Grantor agrees to ensure that rent and other income from the Collateral are paid to the Security Trustee. If, despite this, they are paid to the Grantor, the Grantor agrees to pay them to the Security Trustee. In each case, the Security Trustee agrees to use the money it receives as set out in clause 12.1 ("Application of money").

14.6 Security Trustee not mortgagee in possession

The Security Trustee does not become a mortgagee in possession because it exercises its rights under clause 14.2 ("Security Trustee may enter"), clause 14.4 ("Right to rectify") or clause 14.5 ("Payment of income to Security Trustee").

15 Default

15.1 Events of Default

It is an Event of Default if an "Event of Default" as defined in the Security Trust Deed occurs.

15.2 Ensure no default

The Grantor agrees to ensure that no Event of Default occurs.

The Grantor is not liable in damages for breach of this clause 15.2 (including where the breach is also a breach of another clause). However, if the Grantor breaches this clause 15.2, the Security Trustee may exercise its rights in relation to the Collateral under this document and at law. This does not limit the Grantor's other liabilities to the Security Trustee or any of the Security Trustee's other rights against the Grantor or the Collateral.

15.3 Investigation of default

(a) At any time after the occurrence of a Potential Event of Default or an Event of Default which is continuing, the Security Trustee may appoint a firm of independent accountants, insolvency practitioners or other experts to review, investigate and report to the Security Trustee on the affairs, performance, financial condition and business of the Grantor.

(b) The Grantor authorises the disclosure to the Security Trustee and its advisers of all information and documentation in connection with the investigation and shall do everything in its power to ensure any review and report referred to in paragraph (a) above can be carried out promptly, completely and accurately. Without limitation, it shall co-operate fully with the review and ensure that the accountants and experts are given access to all premises and records of the Grantor and are given all information concerning the Grantor which they require from time to time.

(c) The Grantor shall pay the costs of the above experts on demand by the Security Trustee.

15.4 Security Trustee's powers on default

If an Event of Default subsists, the Security Trustee may do one or more of the following in addition to anything else the law allows the Security Trustee to do as a secured party:

(a)   demand payment from the Grantor of, or sue the Grantor for the Secured Money;

(b)   appoint one or more Receivers; or

(c)   do anything that a Receiver could do under clause 17.5 ("Receiver's powers").

15.5   Order of enforcement

The Security Trustee may enforce this security interest before it enforces other rights or remedies:

(a)   against any other person; or

(b)   under another document, such as another Encumbrance.

If the Security Trustee has more than one Encumbrance, it may enforce them in any order it chooses.

15.6   Foreign resident capital gains withholding

If the Security Trustee enforces this security by selling, transferring or otherwise disposing of the Collateral or any interest in it, then, in additional to any rights of the Security Trustee under this document or Subdivision 14-D of Schedule 1 to the *Taxation Administration Act (Cth)* 1953 ("**TAA**"), the Grantor shall, if requested by the Security Trustee:

(a)   provide the Security Trustee with all reasonable assistance; and

(b)   take such action as the Security Trustee may reasonably require,

to reduce the amount (including to nil) payable by the Grantor under section 14-200 of Schedule 1 to the TAA. For the avoidance of doubt this includes, at the direction of the Security Trustee, the Grantor applying for a variation under section 14-235 of Schedule 1 to the TAA.

16   Statutory powers and notices

16.1   Exclusion of PPSA provisions

To the extent the law permits:

(a)   for the purposes of sections 115(1) and 115(7) of the PPSA:

(i)   the Security Trustee need not comply with sections 95, 118, 121(4), 125, 130, 132(3)(d) or 132(4); and

(ii)   sections 142 and 143 are excluded;

(b)   for the purposes of section 115(7) of the PPSA, the Security Trustee need not comply with sections 132 and 137(3);

(c)   if the PPSA is amended after the date of this document to permit the Grantor and the Security Trustee to agree to not comply with or to exclude other provisions of the PPSA, the Security Trustee may notify the Grantor that any of these provisions is excluded, or that the Security Trustee need not comply with any of these provisions as notified to the Grantor by the Security Trustee; and

(d)   the Grantor agrees not to exercise its rights to make any request of the Security Trustee under section 275 of the PPSA, to authorise the disclosure of any information under that section or to waive any duty of confidence that would otherwise permit non-disclosure under that section.

16.2   Exercise of rights by Security Trustee

If the Security Trustee exercises a right, power or remedy in connection with this document, that exercise is taken not to be an exercise of a right, power or remedy under the PPSA unless the Security Trustee states otherwise at the time of exercise. However, this clause does not apply to a right, power or remedy which can only be exercised under the PPSA.

16.3   No notice required unless mandatory

To the extent the law permits, the Grantor waives:

(a)   its rights to receive any notice that is required by:

(i)   any provision of the PPSA (including a notice of a verification statement); or

(ii)   any other law before a secured party or Receiver exercises a right, power or remedy; and

(b)   any time period that must otherwise lapse under any law before a secured party or Receiver exercises a right, power or remedy.

If the law which requires a period of notice or a lapse of time cannot be excluded, but the law provides that the period of notice or lapse of time may be agreed, that period or lapse is one day or the minimum period the law allows to be agreed (whichever is the longer).

However, nothing in this clause prohibits the Security Trustee or any Receiver from giving a notice under the PPSA or any other law.

16.4   Appointment of nominee for registration

For the purposes of section 153 of the PPSA, the Security Trustee appoints the Grantor as its nominee, and authorises the Grantor to act on its behalf, in connection with a registration under the PPSA of any security interest in favour of the Grantor which is:

(a)   evidenced or created by chattel paper;

(b)   perfected by registration under the PPSA; and

(c)   transferred to the Security Trustee under this document.

This authority ceases when the registration is transferred to the Security Trustee.

17   Receivers

17.1   Other rights to appoint

In addition to its powers under clause 15.4 ("Security Trustee's powers on default"), the Security Trustee may appoint a Receiver:

(a)   if the Grantor requests it to do so; and

(b)   to any part of the Collateral over which this security interest becomes fixed under clause 4.3(b) ("Revolving Assets").

17.2   Terms of appointment of Receiver

In exercising its power to appoint a Receiver, the Security Trustee may:

(a)   appoint a Receiver to all or any part of the Collateral or its income; and

(b)   set a Receiver's remuneration at any figure the Security Trustee determines appropriate, remove a Receiver and appoint a new or additional Receiver.

17.3   More than one Receiver

If the Security Trustee appoints more than one Receiver, the Security Trustee may specify whether they may act individually or jointly.

17.4   Receiver is Grantor's agent

Any Receiver appointed under this document is the Grantor's agent unless the Security Trustee notifies the Grantor that the Receiver is to act as the Security Trustee's agent. The Grantor is solely responsible for anything done, or not done, by a Receiver and for the Receiver's remuneration and Costs.

17.5   Receiver's powers

Unless the terms of appointment restrict a Receiver's powers, the Receiver may do one or more of the following:

(a)   improve the Collateral;

(b)   sell, transfer or otherwise dispose of the Collateral or any interest in it;

(c)   lease or licence the Collateral or any interest in it, or deal with any existing lease or licence (including allowing a surrender or variation);

(d)   take or give up possession of the Collateral as often as it chooses;

(e)   sever, remove and sell fixtures attached to the Collateral;

(f)   obtain registration of the Collateral in the Security Trustee's or its nominee's name;

(g)   if the Grantor is not a corporation to which the Corporations Act applies, do anything which the law would allow a Receiver to do if the Grantor was a corporation incorporated (or deemed to be incorporated) under the Corporations Act; and

(h)   do anything else the law allows an owner or a Receiver of the Collateral to do.

18   Disposal of the Collateral is final

The Grantor agrees that if the Security Trustee or a Receiver sells or otherwise disposes of the Collateral:

(a) the Grantor will not challenge the acquirer's right to acquire the Collateral (including on the ground that the Security Trustee or the Receiver was not entitled to dispose of the Collateral or that the Grantor did not receive notice of the intended disposal) and the Grantor will not seek to reclaim that property; and

(b) the person who acquires the Collateral need not check whether the Security Trustee or the Receiver has the right to dispose of the Collateral or whether the Security Trustee or the Receiver exercises that right properly.

Nothing in this clause limits the duties of the Security Trustee or a Receiver, or the rights of the Grantor to challenge the exercise by the Security Trustee or a Receiver of its Powers.

19 Power of attorney

19.1 Appointment

The Grantor irrevocably appoints the Security Trustee, each Authorised Officer of the Security Trustee, and each Receiver individually as the Grantor's attorney and agrees to ratify anything an Attorney does under clause 19.2 ("Powers").

19.2 Powers

If an Event of Default is continuing, an Attorney may:

(a) do anything which the Grantor can lawfully authorise an attorney to do in connection with this document, the Collateral or a licence for any activity carried out on or in connection with the Collateral, or which the Attorney believes is expedient to give effect to any of the Security Trustee's or a Receiver's rights (these things may be done in the Grantor's name or the Attorney's name, and they include signing and delivering documents, transferring, selling or leasing the Collateral, transferring, selling or surrendering any lease, lodging or withdrawing caveats, starting, conducting and defending legal proceedings, and dealing with a licence for any activity carried out on or in connection with the Collateral and sending any instructions, messages or communications by which the Collateral can be transferred or otherwise dealt with);

(b) delegate their powers (including this power) and revoke a delegation; and

(c) exercise their powers even if this involves a conflict of duty or they have a personal interest in doing so.

20 Reinstatement of rights

Under law relating to Insolvency, a person may claim that a transaction (including a payment) in connection with the Secured Money is void or voidable. If a claim is made and upheld, conceded or compromised, then:

(a) the Security Trustee is immediately entitled as against the Grantor to the rights in respect of the Secured Money to which it was entitled immediately before the transaction; and

(b) on request from the Security Trustee, the Grantor agrees to do anything (including signing any document) to restore to the Security Trustee any Encumbrance (including this security) it held from the Grantor immediately before the transaction.

The Grantor's obligations under this clause are continuing obligations, independent of the Grantor's other obligations under this document and continue after this document ends.

21 Notices and other communications

Clause 18 ("Notices and other communications") of the Security Trust Deed applies to this document as if fully set out in this document.

22 Assignment

22.1 Dealings by Grantor

The Grantor may not assign or otherwise deal with its rights under this document or allow any interest in it to arise or be varied, without the Security Trustee's prior written consent.

22.2 Dealings by Security Trustee

The Security Trustee may assign or otherwise deal with its rights under this document in any way it considers appropriate subject to compliance by the parties with clause 8 ("Change of Security Trustee") of the Security Trust Deed. If the Security Trustee does this, the Grantor may not claim against any assignee (or any other person who has an interest in this document) any right of set off or other rights it has against the Security Trustee which arise after such assignment or dealing.

23 General

23.1 Security Trust Deed provisions

Clause 22 ("General") of the Security Trust Deed applies to this document as if set out in full in this document (mutatis mutandis).

23.2 Security Trustee or Receiver in possession

If the Security Trustee exercises any right, power or remedy in connection with this document or at law to enter or take possession of the Collateral, it is liable to account only for rents and profits actually received by it.

The same applies to any Receiver when acting as agent of the Security Trustee.

23.3 Other Encumbrances or judgments

This document does not merge with or adversely affect, and is not adversely affected by, any of the following:

(a) any Encumbrance or other right, power or remedy to which the Security Trustee is entitled; or

(b) a judgment which the Security Trustee obtains against the Grantor in connection with the Secured Money.

The Security Trustee may still exercise its rights, powers or remedies under this document as well as under the judgment, other Encumbrance or the right, power or remedy.

23.4 Continuing security

This security interest is a continuing security despite any intervening payment, settlement or other thing until the Security Trustee releases all of the Collateral from the security interest.

EXECUTED as a deed

Combined Security Agreement

Schedule 1   Issuer

	Issuer	Company number of Issuer
1	Royal Wolf Trading Australia Pty Limited	069 244 417

Combined Security Agreement

Signing page

DATED: _____22 March_____ 2019

GRANTOR

EXECUTED by **GFN ASIA PACIFIC**
HOLDINGS PTY LTD in accordance
with section 127(1) of the *Corporations*
Act 2001 (Cth) by authority of its
directors:

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....
Signature of director

.......NEIL LITTLEWOOD.......
Name of director (block letters)

....
Signature of director/company
secretary*
*delete whichever is not applicable

.......GREG BAKER.......
Name of director/company secretary*
(block letters)
*delete whichever is not applicable

Combined Security Agreement

SECURITY TRUSTEE

SIGNED, SEALED AND DELIVERED by	)
	)
	)
as attorney for **P.T. LIMITED ABN 67 004 454 666 as trustee of the Royal Wolf Security Trust** under power of attorney dated 21 June 2017 in the presence of:	)))))))
	)
	)
.... Signature of witness	))
	)
Winnie Ng	)
.... Name of witness (block letters)	



Esther Ang
Senior Manager

By executing this document the attorney states that the attorney has received no notice of revocation of the power of attorney